Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

United States

5 September 2013

Dear Mr. Spirgel,

Re:         Vodafone Group Public Limited Company

Form 20-F for the fiscal year ended March 31, 2013

File No. 1-10086

Filed June 7, 2013

We have received your comment letter of 27 August 2013 regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone” or the “Group”).  Please note that we have reproduced the Staff’s comments, which appear in bold, and we have responded below to each comment.

Form 20-F for the fiscal year ended March 31, 2013

Notes to the consolidated financial statements

A9. Subsidiaries exempt from audit, page 150

1.            We note your disclosure that for the year ended March 31, 2013 some of your UK subsidiaries took advantage of the newly available audit exemption set out within section 479A of the Companies Act 2006. Please explain in detail the nature of this exemption. Also please confirm that the application of this exemption did not impact the audit scope under the PCAOB standards.

Response:

The UK Companies Act 2006 was amended by the Companies and Limited Liability Partnerships (Accounts and Audit Exemptions and Change of Accounting Framework) Regulations 2012 to allow certain subsidiary undertakings to be exempt from audit, subject to certain conditions.  These amendments were applicable for financial years ending on or after 1 October 2012.

Under the amended Companies Act 2006 (specifically sections 479A to 479C), a company, that is itself a subsidiary undertaking, can be exempt from audit if a number of conditions are met, chiefly:

Vodafone Group Plc

One Kingdom Street

Paddington Central, London, W2 6BY, England

Telephone:  +44 (0) 1635 685 459

E-mail:  andy.halford@vodafone.com  Web:  www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN    Registered in England No. 1833679

•

its parent (incorporated in the European Economic Area) guarantees all of the liabilities of the company as at the year-end in question and files a declaration to effect that guarantee with the registrar (Companies House);

•	it is included in that parent undertaking’s audited consolidated accounts that are prepared in accordance with the provisions of the Seventh Directive or EU-adopted IFRS;
•	all of the subsidiary’s shareholders agree that the company be exempt from audit;
•

the parent undertaking discloses in the footnotes to the consolidated accounts that the subsidiary is exempt from the requirements of the Companies Act 2006 relating to the audit of individual accounts by virtue of section 479A; and

•	the subsidiary is not a quoted company, bank, insurance company or one of several other specified types of financial sector company.

For the year ended 31 March 2013 the subsidiaries listed on page 150 of our Form 20-F will meet these conditions.

The application of this exemption did not impact the audit scope under the PCAOB standards, as the exemption relates to the audit of the individual statutory accounts of the subsidiaries noted on page 150 of our Form 20-F for the fiscal year ended March 31, 2013.

The audit scope of our consolidated financial statements for the fiscal year March 31, 2013 was determined by our auditors, Deloitte LLP, in accordance with PCAOB standards and approved by our Audit and Risk Committee independently from the decision to take this exemption for the subsidiaries noted.

***

The Group acknowledges that:

•	the Group is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Group may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

/s/ Andy Halford

Andy Halford

Chief Financial Officer

cc:	Rosemary Martin, Vodafone Group Plc
Paul Stephenson, Vodafone Group Plc
Panos Kakoullis, Deloitte LLP
Andrew Bond, Deloitte LLP
Michael Bienenfeld, Linklaters LLP
Thomas B. Shropshire, Jr, Linklaters LLP

5 September 2013